EXHIBIT 99.3

AGRIUM INC.

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2015

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Sales	2,524	2,920	12,388	13,337
Cost of product sold	1,828	2,255	9,400	10,517

Gross profit	696	665	2,988	2,820
Expenses
Selling	441	480	1,456	1,533
General and administrative	61	70	194	221
Share-based payments	(15)	10	36	25
Loss (earnings) from associates and joint ventures	10	(7)	9	(21)
Other expenses (note 3)	8	7	1	9

Earnings before finance costs and income taxes	191	105	1,292	1,053
Finance costs related to long-term debt	41	15	128	43
Other finance costs	14	14	51	49

Earnings before income taxes	136	76	1,113	961
Income taxes	37	(15)	325	233

Net earnings from continuing operations	99	91	788	728
Net loss from discontinued operations	—	(41)	—	(59)

Net earnings	99	50	788	669

Attributable to:
Equity holders of Agrium	101	50	787	667
Non-controlling interest	(2)	—	1	2

Net earnings	99	50	788	669

Earnings per share attributable to equity holders of Agrium (note 4)
Basic and diluted earnings per share from continuing operations	0.72	0.63	5.52	5.05
Basic and diluted loss per share from discontinued operations	—	(0.28)	—	(0.41)

Basic and diluted earnings per share	0.72	0.35	5.52	4.64

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Net earnings	99	50	788	669
Other comprehensive loss
Items that are or may be reclassified to earnings
Cash flow hedges
Effective portion of changes in fair value	(10)	(3)	(30)	(7)
Deferred income taxes on changes in fair value	3	1	8	2
Share of comprehensive loss of associates and joint ventures	(2)	(4)	(7)	(2)
Foreign currency translation
Losses	(294)	(195)	(532)	(199)
Reclassifications to earnings	—	—	1	—

	(303)	(201)	(560)	(206)

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial losses	—	—	—	(20)
Deferred income taxes	—	—	1	6

	—	—	1	(14)

Other comprehensive loss	(303)	(201)	(559)	(220)

Comprehensive (loss) income	(204)	(151)	229	449

Attributable to:
Equity holders of Agrium	(205)	(151)	226	447
Non-controlling interest	1	—	3	2

Comprehensive (loss) income	(204)	(151)	229	449

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	September 30,		December 31,
	2015	2014	2014
Assets
Current assets
Cash and cash equivalents	753	274	848
Accounts receivable	2,927	2,847	2,075
Income taxes receivable	12	25	138
Inventories	2,759	3,086	3,505
Prepaid expenses and deposits	165	236	710
Other current assets	148	179	122

	6,764	6,647	7,398
Property, plant and equipment (note 7)	6,274	6,021	6,272
Intangibles	635	730	695
Goodwill	1,995	1,982	2,014
Investments in associates and joint ventures	574	622	576
Other assets	65	90	78
Deferred income tax assets	55	79	75

	16,362	16,171	17,108

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 5)	1,782	1,855	1,527
Accounts payable	2,923	3,214	4,197
Income taxes payable	59	2	5
Current portion of long-term debt	11	26	11
Current portion of other provisions	82	106	113

	4,857	5,203	5,853
Long-term debt (note 5)	4,517	3,069	3,559
Post-employment benefits	139	145	151
Other provisions	342	415	367
Other liabilities	81	40	69
Deferred income tax liabilities	420	378	422

	10,356	9,250	10,421

Shareholders’ equity
Share capital	1,756	1,821	1,821
Retained earnings	5,444	5,575	5,502
Accumulated other comprehensive loss	(1,198)	(477)	(643)

Equity holders of Agrium	6,002	6,919	6,680
Non-controlling interest	4	2	7

Total equity	6,006	6,921	6,687

	16,362	16,171	17,108

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Operating
Net earnings from continuing operations	99	91	788	728
Adjustments for
Depreciation and amortization	115	143	345	412
Loss (earnings) from associates and joint ventures	10	(7)	9	(21)
Share-based payments	(15)	10	36	25
Unrealized (gain) loss on derivative financial instruments	(6)	(41)	7	(46)
Unrealized foreign exchange (gain) loss	(13)	67	(23)	48
Interest income	(19)	(31)	(52)	(61)
Finance costs	55	29	179	92
Income taxes	37	(15)	325	233
Other	(3)	(12)	(22)	15
Interest received	21	31	54	62
Interest paid	(71)	(15)	(161)	(68)
Income taxes paid	(92)	(215)	(81)	(283)
Dividends from associates and joint ventures	—	41	2	48
Net changes in non-cash working capital	(344)	(542)	(836)	(852)

Cash (used in) provided by operating activities	(226)	(466)	570	332

Investing
Acquisitions, net of cash acquired	(1)	(129)	(85)	(147)
Proceeds from sale of discontinued operations	—	94	—	94
Capital expenditures	(170)	(515)	(910)	(1,517)
Capitalized borrowing costs	(14)	(30)	(37)	(83)
Purchase of investments	(25)	(32)	(110)	(97)
Proceeds from sale of investments	20	24	65	68
Proceeds from sale of property, plant and equipment	23	—	77	—
Other	(4)	(12)	7	(15)
Net changes in non-cash working capital	(97)	59	(189)	120

Cash used in investing activities	(268)	(541)	(1,182)	(1,577)

Financing
Short-term debt	1,156	682	418	1,126
Long-term debt issued	—	12	1,000	12
Transaction costs on long-term debt	—	—	(14)	—
Repayment of long-term debt	(2)	(30)	(17)	(45)
Dividends paid	(122)	(107)	(345)	(323)
Shares issued	—	—	1	1
Shares repurchased	(459)	—	(559)	—

Cash provided by financing activities	573	557	484	771

Effect of exchange rate changes on cash and cash equivalents	27	(18)	33	(37)

Increase (decrease) in cash and cash equivalents from continuing operations	106	(468)	(95)	(511)
Cash and cash equivalents used in discontinued operations	—	(17)	—	(16)
Cash and cash equivalents – beginning of period	647	759	848	801

Cash and cash equivalents – end of period	753	274	753	274

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

				Other comprehensive income (loss)
	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Available for sale financial instruments	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2013	144	1,820	5,253	—	(7)	(8)	(264)	(279)	6,794	2	6,796

Net earnings	—	—	667	—	—	—	—	—	667	2	669
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(14)	—	—	—	—	—	(14)	—	(14)
Other	—	—	—	(5)	(2)	—	(199)	(206)	(206)	—	(206)

Comprehensive income (loss), net of tax	—	—	653	(5)	(2)	—	(199)	(206)	447	2	449
Dividends	—	—	(323)	—	—	—	—	—	(323)	—	(323)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(2)	(2)
Share-based payment transactions	—	1	—	—	—	—	—	—	1	—	1
Impact of adopting IFRS 9 at January 1, 2014	—	—	(8)	—	—	8	—	8	—	—	—

September 30, 2014	144	1,821	5,575	(5)	(9)	—	(463)	(477)	6,919	2	6,921

December 31, 2014	144	1,821	5,502	(27)	(11)	—	(605)	(643)	6,680	7	6,687

Net earnings	—	—	787	—	—	—	—	—	787	1	788
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	1	—	—	—	—	—	1	—	1
Other	—	—	—	(22)	(7)	—	(533)	(562)	(562)	2	(560)

Comprehensive income (loss), net of tax	—	—	788	(22)	(7)	—	(533)	(562)	226	3	229
Dividends	—	—	(357)	—	—	—	—	—	(357)	—	(357)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(6)	(6)
Shares repurchased	(6)	(70)	(489)	—	—	—	—	—	(559)	—	(559)
Share-based payment transactions	—	5	—	—	—	—	—	—	5	—	5
Reclassification of cash flow hedges	—	—	—	7	—	—	—	7	7	—	7

September 30, 2015	138	1,756	5,444	(42)	(18)	—	(1,138)	(1,198)	6,002	4	6,006

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

Agrium operates two business units:

•	Retail: Distributes crop nutrients, crop protection products, seed, merchandise and services directly to growers through a network of farm centers in two geographical segments:

•	North America, including the United States and Canada; and

•	International, including Australia and South America.

•	Wholesale: Operates in North and South America and Europe producing, marketing and distributing crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta, Texas and Argentina;

•	Potash: Mining and processing in Saskatchewan;

•	Phosphate: Mining and production facilities in Alberta and Idaho; and

•	Other: Marketing nutrient-based products from other suppliers in North and South America and Europe, and producing blended crop nutrients and ESN® (Environmentally Smart Nitrogen) polymer-coated nitrogen crop nutrients.

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on November 4, 2015. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2014 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2014 Annual Report, with the exception of the accounting changes described in note 9 to our interim financial statements for the three months ended March 31, 2015.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended September 30,
	2015				2014
	Retail	Wholesale	Other (1)	Total	Retail	Wholesale	Other (1)	Total
Sales - external	2,006	518	—	2,524	2,294	626	—	2,920
- inter-segment	5	155	(160)	—	1	177	(178)	—

Total sales	2,011	673	(160)	2,524	2,295	803	(178)	2,920
Cost of product sold	1,517	455	(144)	1,828	1,753	676	(174)	2,255

Gross profit	494	218	(16)	696	542	127	(4)	665

Gross profit (%)	25	32		28	24	16		23

Expenses
Selling	437	9	(5)	441	470	13	(3)	480
General and administrative	25	11	25	61	31	10	29	70
Share-based payments	—	—	(15)	(15)	—	—	10	10
Loss (earnings) from associates and joint ventures	1	9	—	10	(2)	(7)	2	(7)
Other (income) expenses	(33)	15	26	8	(8)	11	4	7

Earnings (loss) before finance costs and income taxes	64	174	(47)	191	51	100	(46)	105
Finance costs	—	—	55	55	—	—	29	29

Earnings (loss) before income taxes	64	174	(102)	136	51	100	(75)	76
Depreciation and amortization	65	47	3	115	79	58	6	143
Finance costs	—	—	55	55	—	—	29	29

EBITDA (2)	129	221	(44)	306	130	158	(40)	248
Share of joint ventures
Finance costs and income taxes	—	1	—	1	—	8	—	8
Depreciation and amortization	—	4	—	4	—	5	—	5

Adjusted EBITDA	129	226	(44)	311	130	171	(40)	261

(1)	Includes inter-segment eliminations.
(2)	EBITDA is earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information by business unit	Nine months ended September 30,
	2015				2014
	Retail	Wholesale	Other (1)	Total	Retail	Wholesale	Other (1)	Total
Sales - external	10,410	1,978	—	12,388	10,913	2,424	—	13,337
- inter-segment	24	736	(760)	—	11	652	(663)	—

Total sales	10,434	2,714	(760)	12,388	10,924	3,076	(663)	13,337
Cost of product sold	8,305	1,853	(758)	9,400	8,646	2,551	(680)	10,517

Gross profit	2,129	861	(2)	2,988	2,278	525	17	2,820

Gross profit (%)	20	32		24	21	17		21

Expenses
Selling	1,440	29	(13)	1,456	1,509	34	(10)	1,533
General and administrative	83	27	84	194	94	33	94	221
Share-based payments	—	—	36	36	—	—	25	25
(Earnings) loss from associates and joint ventures	(3)	12	—	9	(7)	(17)	3	(21)
Other (income) expenses	(37)	7	31	1	(28)	6	31	9

Earnings (loss) before finance costs and income taxes	646	786	(140)	1,292	710	469	(126)	1,053
Finance costs	—	—	179	179	—	—	92	92

Earnings (loss) before income taxes	646	786	(319)	1,113	710	469	(218)	961
Depreciation and amortization	188	146	11	345	228	172	12	412
Finance costs	—	—	179	179	—	—	92	92

EBITDA	834	932	(129)	1,637	938	641	(114)	1,465
Share of joint ventures
Finance costs and income taxes	—	6	—	6	—	20	—	20
Depreciation and amortization	—	12	—	12	—	10	—	10

Adjusted EBITDA	834	950	(129)	1,655	938	671	(114)	1,495

(1)	Includes inter-segment eliminations.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended September 30,
	2015			2014
	North			North
	America	International	Retail	America	International	Retail
Sales - external	1,582	424	2,006	1,743	551	2,294
- inter-segment	5	—	5	1	—	1

Total sales	1,587	424	2,011	1,744	551	2,295
Cost of product sold	1,184	333	1,517	1,321	432	1,753

Gross profit	403	91	494	423	119	542
Expenses
Selling	362	75	437	374	96	470
General and administrative	17	8	25	20	11	31
Loss (earnings) from associates and joint ventures	1	—	1	(1)	(1)	(2)
Other (income) expenses	(30)	(3)	(33)	(11)	3	(8)

Earnings before income taxes	53	11	64	41	10	51
Depreciation and amortization	59	6	65	71	8	79

EBITDA	112	17	129	112	18	130
Adjusted EBITDA	112	17	129	112	18	130

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Nine months ended September 30,
	2015			2014
	North			North
	America	International	Retail	America	International	Retail
Sales - external	8,760	1,650	10,410	8,967	1,946	10,913
- inter-segment	24	—	24	11	—	11

Total sales	8,784	1,650	10,434	8,978	1,946	10,924
Cost of product sold	6,973	1,332	8,305	7,072	1,574	8,646

Gross profit	1,811	318	2,129	1,906	372	2,278
Expenses
Selling	1,196	244	1,440	1,225	284	1,509
General and administrative	57	26	83	60	34	94
Earnings from associates and joint ventures	(2)	(1)	(3)	(4)	(3)	(7)
Other income	(18)	(19)	(37)	(7)	(21)	(28)

Earnings before income taxes	578	68	646	632	78	710
Depreciation and amortization	168	20	188	203	25	228

EBITDA	746	88	834	835	103	938
Adjusted EBITDA	746	88	834	835	103	938

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended September 30,
	2015					2014
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (1)	Wholesale	Nitrogen	Potash	Phosphate	Other (1)	Wholesale
Sales - external	226	90	116	86	518	257	61	99	209	626
- inter-segment	69	17	53	16	155	64	18	74	21	177

Total sales	295	107	169	102	673	321	79	173	230	803
Cost of product sold	165	65	138	87	455	244	77	142	213	676

Gross profit	130	42	31	15	218	77	2	31	17	127
Expenses
Selling	4	1	1	3	9	5	2	2	4	13
General and administrative	5	2	1	3	11	3	2	2	3	10
Loss (earnings) from associates and joint ventures	—	—	—	9	9	—	—	—	(7)	(7)
Other expenses (income)	6	7	3	(1)	15	6	4	1	—	11

Earnings (loss) before income taxes	115	32	26	1	174	63	(6)	26	17	100
Depreciation and amortization	16	16	13	2	47	23	19	12	4	58

EBITDA	131	48	39	3	221	86	13	38	21	158
Share of joint ventures
Finance costs and income taxes	1	—	—	—	1	7	—	—	1	8
Depreciation and amortization	4	—	—	—	4	5	—	—	—	5

Adjusted EBITDA	136	48	39	3	226	98	13	38	22	171

(1)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Nine months ended September 30,
	2015					2014
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (1)	Wholesale	Nitrogen	Potash	Phosphate	Other (1)	Wholesale
Sales - external	859	227	344	548	1,978	813	267	321	1,023	2,424
- inter-segment	304	113	198	121	736	265	115	180	92	652

Total sales	1,163	340	542	669	2,714	1,078	382	501	1,115	3,076
Cost of product sold	620	223	437	573	1,853	810	262	462	1,017	2,551

Gross profit	543	117	105	96	861	268	120	39	98	525
Expenses
Selling	12	4	3	10	29	11	6	5	12	34
General and administrative	10	5	4	8	27	9	7	7	10	33
Loss (earnings) from associates and joint ventures	—	—	—	12	12	—	—	—	(17)	(17)
Other expenses (income)	12	18	16	(39)	7	(18)	15	10	(1)	6

Earnings before income taxes	509	90	82	105	786	266	92	17	94	469
Depreciation and amortization	54	43	37	12	146	65	50	38	19	172

EBITDA	563	133	119	117	932	331	142	55	113	641
Share of joint ventures
Finance costs and income taxes	6	—	—	—	6	19	—	—	1	20
Depreciation and amortization	12	—	—	—	12	10	—	—	—	10

Adjusted EBITDA	581	133	119	117	950	360	142	55	114	671

(1)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended September 30,						Nine months ended September 30,
	2015			2014			2015			2014
		Cost of			Cost of			Cost of			Cost of
		product	Gross		product	Gross		product	Gross		product	Gross
	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit
Retail
Crop nutrients	582	469	113	646	504	142	4,101	3,408	693	4,250	3,475	775
Crop protection products	1,040	806	234	1,132	900	232	4,002	3,203	799	4,061	3,267	794
Seed	60	34	26	54	27	27	1,350	1,120	230	1,390	1,121	269
Merchandise	166	141	25	256	220	36	482	410	72	660	576	84
Services and other	163	67	96	207	102	105	499	164	335	563	207	356

	2,011	1,517	494	2,295	1,753	542	10,434	8,305	2,129	10,924	8,646	2,278

Wholesale
Nitrogen	295	165	130	321	244	77	1,163	620	543	1,078	810	268
Potash	107	65	42	79	77	2	340	223	117	382	262	120
Phosphate	169	138	31	173	142	31	542	437	105	501	462	39
Product purchased for resale	49	47	2	165	159	6	345	335	10	744	722	22
Ammonium sulfate, ESN and other	53	40	13	65	54	11	324	238	86	371	295	76

	673	455	218	803	676	127	2,714	1,853	861	3,076	2,551	525

Other inter-segment eliminations	(160)	(144)	(16)	(178)	(174)	(4)	(760)	(758)	(2)	(663)	(680)	17

Total	2,524	1,828	696	2,920	2,255	665	12,388	9,400	2,988	13,337	10,517	2,820

Wholesale share of joint ventures
Nitrogen	57	58	(1)	73	56	17	123	119	4	149	109	40
Product purchased for resale	—	—	—	24	20	4	38	37	1	62	56	6

	57	58	(1)	97	76	21	161	156	5	211	165	46

Total Wholesale including proportionate share in joint ventures	730	513	217	900	752	148	2,875	2,009	866	3,287	2,716	571

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended September 30,
	2015				2014
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	777	557	429	128	785	571	420	151
International	342	437	395	42	386	511	453	58

Total crop nutrients	1,119	520	418	102	1,171	551	431	120

Wholesale
Nitrogen
North America
Ammonia	219	476			207	544
Urea	378	380			320	436
Other	163	289			208	335

Total nitrogen	760	388	217	171	735	438	333	105

Potash
North America	147	341			138	395
International	237	241			113	212

Total potash	384	279	171	108	251	313	304	9

Phosphate	269	629	514	115	261	663	546	117
Product purchased for resale	111	444	424	20	455	361	349	12
Ammonium sulfate	62	296	134	162	67	330	203	127
ESN and other	81				87

Total Wholesale	1,667	404	273	131	1,856	433	365	68

Wholesale share of joint ventures
Nitrogen	142	401	413	(12)	165	440	339	101
Product purchased for resale	—	—	—	—	73	329	269	60

	142	401	413	(12)	238	406	317	89

Total Wholesale including proportionate share in joint ventures	1,809	404	284	120	2,094	429	358	71

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Nine months ended September 30,
	2015				2014
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	6,356	542	441	101	6,346	547	435	112
International	1,516	432	399	33	1,570	496	454	42

Total crop nutrients	7,872	521	433	88	7,916	537	439	98

Wholesale
Nitrogen
North America
Ammonia	835	544			709	547
Urea	1,197	407			945	448
Other	712	310			779	343

Total nitrogen	2,744	424	226	198	2,433	443	333	110

Potash
North America	630	369			802	359
International	448	240			443	212

Total potash	1,078	316	208	108	1,245	307	210	97

Phosphate	841	645	520	125	837	599	553	46
Product purchased for resale	941	366	356	10	1,943	383	372	11
Ammonium sulfate	240	345	146	199	265	334	179	155
ESN and other	501				549

Total Wholesale	6,345	428	292	136	7,272	423	351	72

Wholesale share of joint ventures
Nitrogen	308	400	388	12	351	424	311	113
Product purchased for resale	117	321	309	12	225	275	246	29

	425	378	366	12	576	366	286	80

Total Wholesale including proportionate share in joint ventures	6,770	425	297	128	7,848	419	346	73

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Expenses

	Three months ended		Nine months ended
Other expenses	September 30,		September 30,
	2015	2014	2015	2014
Loss (gain) on derivatives not designated as hedges, net of foreign exchange	13	21	13	(16)
Interest income	(19)	(31)	(52)	(61)
Gain on sale of purchase for resale assets	—	—	(38)	—
Environmental remediation and asset retirement obligations	6	1	15	21
Bad debt (recovery) expense	(4)	—	28	30
Potash profit and capital tax	3	3	13	9
Other	9	13	22	26

	8	7	1	9

4.	Earnings per Share

	Three months ended		Nine months ended
Attributable to equity holders of Agrium	September 30,		September 30,
	2015	2014	2015	2014
Numerator
Net earnings from continuing operations	101	91	787	726
Net loss from discontinued operations	—	(41)	—	(59)

Net earnings	101	50	787	667

Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	141	144	143	144

5.	Debt

	Maturity	Rate (%) (1)	September 30, 2015	December 31, 2014
Short-term debt
Commercial paper	2015 – 2016	0.65	1,657	1,117
Credit facilities		5.53	125	410

			1,782	1,527

(1)	Weighted average rates at September 30, 2015.

Debentures issued during the three months ended March 31, 2015
Maturity	Rate (%)	Principal
March 15, 2025	3.375	550
March 15, 2035	4.125	450

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

6.	Financial Instruments

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	September 30,				December 31,
	2015				2014
	Notional	Maturities	Average contract price (1)	Fair value of assets (liabilities)	Notional	Maturities	Average contract price (1)	Fair value of assets (liabilities)
Not designated as hedges
NYMEX swaps	—	—	—	—	1	2015	3.83	(1)
AECO swaps	—	—	—	—	10	2015	3.40	(110)

				—				(11)

Designated as hedges
AECO swaps	86	2015 – 2018	2.81	(50)	69	2015 – 2018	3.32	(25)

				(50)				(25)

(1)	U.S. dollars per MMBtu.

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2015	2016	2017	2018
Designated as hedges	(4)	(18)	(15)	(13)

Impact of change in fair value of natural gas derivative financial instruments	September 30,	December 31,
	2015	2014
A $10-million impact to net earnings requires movement in gas prices per MMBtu	—	1.23
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	1.72	0.19

Use of derivatives to hedge exposure to natural gas market price risk
Term (gas year – 12 months ending October 31)	2015	2016	2017	2018
Maximum allowable (% of forecasted gas requirements)	75	75	75	25	(1)
Forecasted average monthly natural gas consumption (millions of MMBtu)	8	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	56	25	25	17

(1)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

For our natural gas derivatives designated in hedging relationships, the underlying risk of the forward contracts is identical to the hedged risk, and accordingly we have established a hedge ratio of 1:1. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas forward contracts designated as hedges to other comprehensive income.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	September 30,				December 31,
	2015				2014
			Average	Fair value			Average	Fair value
			contract	of assets			contract	of assets
Sell/Buy	Notional	Maturities	price(1)	(liabilities)	Notional	Maturities	price(1)	(liabilities)
Not designated as hedges
Forwards
USD/CAD	20	2015	1.34	—	—	—	—	—
CAD/USD	1,812	2015	1.33	18	1,675	2015	1.14	31
USD/AUD	26	2015	1.45	—	33	2015	1.13	(3)
Swaps
USD/AUD	1	2015	1.33	1	26	2015	1.12	(1)
AUD/USD	1	2015	1.37	—	21	2015	1.13	2
Options
USD/CAD - buy USD puts	130	2015	1.23	—	—	—	—	—
USD/CAD - sell USD calls (2)	135	2015	1.31	(4)	—	—	—	—

				15				29

(1) Foreign currency per U.S. dollar.

(2) Includes $85-million notional of enhanced collars.

	September 30,			December 31,
	2015			2014
	Fair value		Carrying	Fair value		Carrying
Financial instruments measured at fair value on a recurring basis	Level 1	Level 2	value	Level 1	Level 2	value
Cash and cash equivalents	—	753	753	—	848	848
Accounts receivable – derivatives	—	19	19	—	33	33
Other current financial assets – marketable securities	19	119	138	20	70	90
Accounts payable – derivatives	—	22	22	—	18	18
Other financial liabilities – derivatives	—	32	32	—	22	22

Other financial instruments
Current portion of long-term debt
Floating rate debt – amortized cost	—	11	11	—	11	11
Long-term debt
Debentures – amortized cost	—	4,632	4,469	—	3,879	3,483
Fixed and floating rate debt – amortized cost	—	48	48	—	76	76

There have been no transfers between Level 1 and Level 2 fair value measurements in the nine months ended September 30, 2015 or September 30, 2014. We do not measure any of our financial instruments using Level 3 inputs.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2015

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

7.	Additional Information

Dividends

September 30,
2015
Declared			Paid to Shareholders	Total
Effective	Per share	Total
December 11, 2014	0.78	112	January 21, 2015	109
February 24, 2015	0.78	112	April 16, 2015	114
May 5, 2015	0.875	125	July 16, 2015	122
August 6, 2015	0.875	120	October 15, 2015	N/A

In May 2015, our Board of Directors approved an increase to our dividend to $3.50 U.S. per common share on an annualized basis.

Normal course issuer bid

In January 2015, the Toronto Stock Exchange accepted our Normal Course Issuer Bid (“NCIB”). Under the NCIB, we may purchase for cancellation up to 5 percent of our currently issued and outstanding common shares until January 25, 2016. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors. During the nine months ended September 30, 2015, we purchased 5,574,331 shares at an average share price of $100.25 for total consideration of $559-million.